SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-32179

INTEROIL CORPORATION

(Exact name of registrant as specified in its charter)

YUKON, CANADA

(Province or other jurisdiction of incorporation or organization)

163 PENANG ROAD

#06-02 WINSLAND HOUSE II

SINGAPORE 238463

(Address of principal executive offices)

Registrant’s telephone number, including area code: +65 6507-0222

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By:	/s/ Michael Hession
Michael Hession
Chief Executive Officer

Date: November 14, 2014

INTEROIL CORPORATION

FORM 6-K FOR THE MONTH OF NOVEMBER 2014

Exhibit Index

1.	Management’s Discussion and Analysis for the quarter and nine months ended September 30, 2014.

2.	Unaudited Condensed Consolidated Interim Financial Statements for the quarter and nine months ended September 30, 2014 and 2013.